Exhibit 99.1

Third Quarter 2022 Earnings Presentation November 09, 2022

Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe, ” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward - looking statements are necessarily subject to a high degree o f uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the fu ture whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looki ng statements and there can be no assurance that such forward - looking statements will prove to be correct. Accordingly, you should not place undue reliance on forward - looking st atements. The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking sta tements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U. S. Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC. These documents are availa ble on the SEC Filings section of the investor relations section of our website at: https://ir.vincipartners.com/financials/sec - filings. We have prepared this presentation solely for informational purposes. The information in this presentation does not constitut e o r form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or a ffi liates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our sub sid iaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever. This presentation also includes certain non - GAAP financial information. We believe that such information is meaningful and usefu l in understanding the activities and business metrics of our operations. We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects o f our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, prov ide a more complete understanding of factors and trends affecting our business. Further, investors regularly rely on non - GAAP financial measures to assess operating performance and suc h measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that cer tai n non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of wh ich present these measures when reporting their results. The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial st atements. The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . A s other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliatio n o f such non - GAAP financial measures to the nearest GAAP measure is included in this presentation. 2

3 Presenters Alessandro Horta Chief Executive Officer Sergio Passos Chief Operating Officer & Chief Financial Officer Bruno Zaremba Private Equity Chairman & Head of Investor Relations

Opening Remarks

Vinci Partners reports notable results in the third quarter with attractive dividend distribution

Vinci Partners ended the third quarter of 2022 with **R$63.4 bn in AUM[1]**, pushed by the secular trend for growth in allocation to alternatives in Brazil

R$63 bn
AUM[1]



CAGR[2] +27%
vs. +14% CAGR Brazilian Market[3]
25
50
63
2018
2020
3Q'22

Vinci achieved several important milestones across Private Market strategies in the quarter:

VICA *Real Estate/Credit*	The new Agribusiness Strategy **raised R$360 million through a public offer** closed in August
FDIRS *Infrastructure*	Vinci was selected to manage the Sustainable Regional Development Fund, with **AUM starting at R$750 million** that should be activated in the next few quarters
Vinci SPS *Special Situations*	Vinci completed the **acquisition of SPS Capital** on August 16th, a leading independent asset manager focused on Special Situations

Vinci Partners continues to deliver solid results, which translates into **substantial amounts of free cash flow and attractive dividend distribution to shareholders**

After-tax Adjusted DE[4] 3Q22
R$73.2mm

19%
YoY

DEPS 3Q22
R$1.32

Quarterly Dividend
US$0.20
Per share

6.7%
LTM Dividend Yield[5]

Dividends since IPO
US$1.20
Per share

See notes and definitions at end of document

5

VINCI partners

Financial Highlights

Third Quarter 2022 Segment Earnings (Unaudited)

(R$ thousands, unless mentioned)	3Q'21	2Q'22	3Q'22	Δ YoY(%)	3Q'21 YTD	3Q'22 YTD	Δ YoY(%)
Net revenue from management fees	92,855	89,271	95,361	3%	269,476	271,861	1%
Net revenue from advisory fees	25,163	6,659	7,267	-71%	46,607	17,600	-62%
Total Fee Related Revenues	**118,018**	**95,930**	**102,628**	**-13%**	**316,083**	**289,461**	**-8%**
Segment personnel expenses	(5,600)	(6,233)	(6,509)	16%	(16,225)	(19,291)	19%
Other G&A expenses	(5,163)	(4,178)	(4,725)	-8%	(12,795)	(13,406)	5%
Corporate center expenses	(18,149)	(21,350)	(22,067)	22%	(56,957)	(62,178)	9%
Bonus compensation related to management and advisory	(25,994)	(17,267)	(19,798)	-24%	(61,602)	(54,337)	-12%
Total Fee Related Expenses	**(54,906)**	**(49,028)**	**(53,099)**	**-3%**	**(147,580)**	**(149,211)**	**1%**
FEE RELATED EARNINGS (FRE)	**63,112**	**46,902**	**49,529**	**-22%**	**168,503**	**140,250**	**-17%**
FRE Margin (%)	*53.5%*	*48.9%*	*48.3%*		*53.3%*	*48.5%*	
FRE per share[4] (R$/share)	*1.12*	*0.84*	*0.89*		*2.97*	*2.52*	
Net revenue from performance fees	5,610	3,839	31	-99%	34,185	7,042	-79%
Performance based compensation	(1,798)	(1,427)	(537)	-70%	(12,907)	(2,996)	-77%
PERFORMANCE RELATED EARNINGS (PRE)	**3,812**	**2,412**	**(506)**	**N/A**	**21,278**	**4,046**	**-81%**
PRE Margin (%)	*68.0%*	*62.8%*	*N/A*		*62.2%*	*57.5%*	
(-) Unrealized performance fees	7,036	–	2,571	-63%	(2,451)	1,935	N/A
(+) Unrealized performance compensation	(2,258)	–	(910)	-60%	872	(685)	N/A
(+) Realized GP investment income	1,421	4,926	5,738	304%	1,878	12,709	577%
SEGMENT DISTRIBUTABLE EARNINGS	**73,123**	**54,240**	**56,422**	**-23%**	**190,081**	**158,255**	**-17%**
Segment DE Margin (%)	*55.4%*	*51.8%*	*50.8%*		*54.4%*	*50.9%*	
(+) Depreciation and amortization	925	976	1,223	32%	2,790	3,183	14%
(+) Realized financial income	315	20,001	31,726	9,972%	19,198	76,723	300%
(-) Leasing expenses	(3,065)	(2,400)	(2,297)	-25%	(9,328)	(7,169)	-23%
(-) Other items	775	644	(1,689)	N/A	(459)	(2,181)	375%
(-) Extraordinary expenses	–	(962)	(523)	N/A	–	(6,595)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(10,330)	(12,064)	(12,020)	16%	(38,562)	(35,685)	-7%
DISTRIBUTABLE EARNINGS (DE)	**61,743**	**60,435**	**72,842**	**18%**	**163,719**	**186,532**	**14%**
DE Margin (%)	*46.6%*	*48.5%*	*51.0%*		*44.4%*	*48.1%*	
DE per share (R$/share)'	*1.09*	*1.09*	*1.32*		*2.89*	*3.36*	
(+) Nonrecurring expenses (including Income Tax effect)'	–	635	353	N/A	–	5,425	N/A
ADJUSTED DISTRIBUTABLE EARNINGS	**61,743**	**61,070**	**73,195**	**19%**	**163,719**	**191,957**	**17%**
Adjusted DE Margin (%)	*46.6%*	*49.0%*	*51.3%*		*44.4%*	*49.5%*	
Adjusted DE per share (R$/share)	*1.09*	*1.10*	*1.32*		*2.89*	*3.45*	

See notes and definitions at end of document

7

VINCI partners

Third Quarter 2022 Highlights

Financial Measures

- Fee-related revenues of R$102.6 million in the third quarter, up 7% quarter-over-quarter and down 13% year-over-year.
- FRE was R$49.5 million in the 3Q'22 , up 6% quarter-over-quarter and down 22% year-over-year, due to reduction in year-over-year advisory revenues.
- Adjusted Distributable Earnings ("DE") of R$73.2 million (R$1.32/share) in the quarter, up 19% year-over-year.
  - ✓ Adjusted DE was R$192.0 million (R$3.45/share) over the YTD 3Q'22 , up 17% year-over-year.

Capital Metrics

- Total assets under management ("AUM") of R$63.4 billion, up 9% year-over-year.
  - Fee-Earning AUM ("FEAUM") of R$59.7 billion, up 7% year-over-year.
- New capital subscriptions of R$508 million in the quarter and R$4.2 billion over the 3Q'22 LTM.
- Capital Return of R$161 million in the quarter and R$1.8 billion over the 3Q'22 LTM.
- Acquisitions of R$2.1 billion in AUM in the quarter.
- Performance fee-eligible AUM ("PEAUM") of R$36.9 billion at the end of the quarter.
- Net cash and investments of R$1.4 billion (R$25.38/share) at the end of the quarter.

Capital Returned to Shareholders

- Quarterly dividend of US$0.20 per common share payable on December 8, 2022.
- Total capital used for share repurchases of R$11.9 million in the 3Q'22.

8
VINCI partners

9 18 21 2 3 7 8 27 32 3Q'21 3Q'22 5-10 Years 10+ Years Perpetual or quasi-perpetual 20 24 12 11 24 25 56 60 3Q'21 3Q'22 Private Markets Liquid Strategies IP&S 22 28 13 11 24 25 58 63 3Q'21 3Q'22 Private Markets Liquid Strategies IP&S We continue to see AUM expansion across the platform, with highlight to long - term products ▪ Total assets under management (AUM) of R$63.4 billion, up 9% year - over - year, driven primarily by strong fundraising coming from Private Markets funds and the closing of the acquisition of SPS Capital. ▪ Total Fee - Earning AUM (FEAUM) of R$59.7 billion, up 7% year - over - year. ▪ Total Long - Term AUM of R$31.6 billion in the 3Q’22, up 18% year - over - year. Long - Term AUM currently represents 50% of Vinci Partn ers’ total AUM, which translates into more predictable and recurring revenues. AUM 3Q ’ 22 vs 3Q ’ 21 ( R$bn ) Fee - Earning AUM 3Q ’ 22 vs 3Q ’ 21 ( R$bn ) Long - Term AUM¹ 3Q ’ 22 vs 3Q ’ 21 ( R$bn ) + 9% + 7% +18% See notes and definitions at end of document

10 33% 25% 22% 11% 9% Local Institutional HNWI Institutional Offshore Allocators & Distributors Public market vehicles 25% 12% 6% 1% 4% 22% 15% 6% 9% Private Equity Real Estate Credit Vinci SPS Infrastructure IP&S Public Equities Hedge Funds Advisory 22% 9% 7% 3% 2% 40% 12% 5% Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric Our platform is highly diversified across different strategies and clients 49 % of net revenues come from private market strategies ² 50 % of AUM is in long term products ¹ AUM diversified across five different distribution channels AUM 3Q ' 22 Net Revenues 3Q ' 22 LTM See notes and definitions at end of document AUM 3Q ' 22

11 89% 11% Private Equity Infrastructure Vinci holds a strong long - term upside from realization of performance fees in private market funds Gross Accrued Performance Fees – Private Market Funds ▪ Performance fee receivable increased to R$154.8 million in the 3Q’22, a 6% increase quarter - over - quarter. ▪ The VCP strategy¹ in Private Equity accounted for R$137.3 million in accrued performance fees, or 89% of total performance fe es. ▪ Vinci Partners had, as of 3Q’22, R$10 billion in performance eligible AUM coming from Private Markets’ funds still within inv est ment period. ▪ Accrued performance fees coming from the Infrastructure strategy are the only fees booked as unrealized in the company's bala nce sheet as of the third quarter of 2022, following IFRS 15 rules. Private Equity accrued performance fees reflect the funds' most recent mark and are not booked in the company's balance sheet ye t. R$154.8 mm Accrued Performance Fees (R$ mm) Accrued Performance Fees by Strategy (%) Vinci Partners recognizes the performance revenue according to IFRS 15 . Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement . The fund FIP Infra Transmissão in Infrastructure had R $ 17 . 3 million as of the end of the third quarter of 2022 booked as unrealized performance fees in the company ´ s balance sheet . Accrued performance fees shown for Private Equity funds of R $ 137 . 3 million as of the end of the third quarter of 2022 have not been booked as unrealized performance fees in the company ´ s balance sheet . See notes and definitions at end of document

Significant exposure to performance fee-eligible AUM

PERFORMANCE FEE ELIGIBLE AUM (PEAUM)				
Strategy/Fund	AUM R$mm	Index type	Index Rate	Status
Offshore Vehicles	3,469	Preferred Return w/ Catch- Up[2]	USD + 8%	Within investment period
Onshore Vehicles	2,852	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Within investment period
Nordeste III	217	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8.5%	Currently generating performance
Teman Pier	96	Preferred Return w/ Catch- Up[2]	IPCA[5] + 5%	Within investment period
Others	3,787			Not expected to pay performance
Total Private Equity	**10,421**			
Vinci Valorem	2,115	Hurdle[3]	IMAB 5[6]	Currently generating performance
Separate Mandates	1,843	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
International[1]	1,636			Currently generating performance
Commingled Funds	740	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
VSP	205	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Currently generating performance
Others	1,322			Currently generating performance
Total IP&S	**7,861**			
SWF	4,169	Hurdle[3]	FTSE[8]	Currently generating performance
Mosaico Strategy	1,048	Hurdle[3]	IBOV[7]	Currently generating performance
Vinci Gas Dividendos	534	Hurdle[3]	IBOV[7]	Currently generating performance
Others	350			Currently generating performance
Total Public Equities	**6,102**			
Listed REITs	2,704	Hurdle[3]	IPCA[5] + 6%	Currently generating performance
VFDL	435	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FOF Strategy	145	Hurdle[3]	IFIX[9]	Currently generating performance
Others	235			Currently generating performance
Total Real Estate	**3,518**			
VCI II	751	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VES	589	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VCM FIM	347	Preferred Return[4]	IPCA[5] + 5%	Within investment period
Energia FIM	284	Hurdle[3]	CDI[10]	Currently generating performance
VCS	112	Hurdle[3]	IPCA[5] + 5%	Within investment period
VCI I	240			Not expected to pay performance
FOF Strategy	31	Hurdle[3]	IFIX[9]	Currently generating performance
Others	1,121			Currently generating performance
Total Credit	**3,474**			
Atlas Strategy	465	Hurdle[3]	CDI[10]	Currently generating performance
Vinci Multiestratégia	530	Hurdle[3]	CDI[10]	Currently generating performance
Vinci Total Return	371	Hurdle[3]	IPCA[5] + Yield IMAB[11]	Currently generating performance
Others	1,267			Currently generating performance
Total Hedge Funds	**2,633**			
VIAS	370	Preferred Return[4]	IPCA[5] + 6%	Within investment period
Transportation and Logistics strategy	151	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FIP Infra Transmissão	69	Preferred Return[4]	IPCA[5] + 8%	Currently generating performance
Others	198			Not expected to pay performance
Total Infrastructure	**788**			
Special Situations	1,088	Preferred Return[4]	CDI[10]	Within investment period
Total Vinci SPS	**1,088**			
PEAUM TOTAL	**35,885**			

See notes and definitions at end of document

- Total Performance fee eligible AUM (PEAUM) of R$35.9 billion.
- Hurdle rate funds charge performance based on the fund's return over its benchmark, generally with a high-watermark clause, except for the SWF mandate in Public Equities.
- Within our Private Market strategies, R$10 billion in AUM comes from "preferred return" funds with carried interest, that are still in investment period.



PEAUM
R$36 bn
29%
22%
17%
10%
10%
7%
3%
2%
Private Equity
IP&S
Public Equities
Real Estate
Credit
Hedge Funds
Vinci SPS
Infrastructure

12

VINCI partners

Fee Related Revenues

Management fees remain the main contributor to revenues, accounting for 93% of total revenues over the 3Q'22 YTD

- Fee related revenues totaled R$102.6 million in the quarter, up 7% quarter-over-quarter, a combination of the strong fundraising occurred in the latter part of the 2Q'22, starting to positively impact revenues in the third quarter, and the partial impact coming from the SPS acquisition, closed in mid-August.
- Fee related revenues were down 13% year-over-year due to a higher contribution from advisory fees in the 3Q'21. Management fees were up 3% year-over-year.
- Fee related revenues accounted for R$289.5 million over the 3Q'22 YTD, down 8% when compared to the 3Q'21 YTD, driven by stronger deal activity in 2021 resulting in higher advisory fees in the period. Management fees were up 1% year-over-year.

Fee Related Revenues 3Q'22 vs. 2Q'22 (R$mm)



96
7
89
103
7
95
+ 9% QoQ
+ 7% QoQ
2Q'22
3Q'22
Management fees
Advisory fees

Fee Related Revenues 3Q'22 vs. 3Q'21 (R$mm)



118
25
93
103
7
95
-71% YoY
+ 3% YoY
3Q'21
3Q'22
Management fees
Advisory fees

Fee Related Revenues 3Q'22 YTD vs. 3Q'21 YTD (R$mm)



316
47
269
289
18
272
-62% YoY
+ 1% YoY
3Q'21 YTD
3Q'22 YTD
Management fees
Advisory fees

13

14 75 57 57 62 16 19 13 13 160 152 3Q'21 YTD 3Q'22 YTD Bonus compensation Corporate center Segment Personnel expenses Other G&A 28 20 18 22 6 7 5 5 57 54 3Q'21 3Q'22 Bonus compensation Corporate center Segment Personnel expenses Other G&A Operating Expenses ▪ Total operating expenses of R$53.6 million in the quarter, down 5% year - over - year. ▪ Disregarding bonus compensation, Personnel, Corporate center and G&A expenses were up 15% year - over - year due to higher inflation in the period and return of travel expenses to the same levels experienced before COVID - 19 pandemic. ▪ Total operating expenses of R$152.2 during the 3Q’22 YTD , a decrease of 5% when compared to the 3Q’21 YTD. Total Expenses 3Q ’ 22 vs. 3Q ’ 21 ( R$mm ) Total Expenses 3Q’22 YTD vs. 3Q ’ 21 YTD ( R$mm ) - 5% - 5%

Fee Related Earnings (FRE)

- Fee Related Earnings (FRE)[1] of R$49.5 million (R$0.89/share) in the quarter, up 6% quarter-over-quarter, driven by the strong fundraising across Private Markets, combined with the partial impact from the SPS acquisition[2], closed in mid-August.
- FRE in the 3Q'22 was down 22% year-over-year. This decrease comes primarily from the Financial Advisory segment, following record revenues posted in the 3Q'21. Additionally, in 2022 FRE has been negatively impacted by investments made in our new segment, still in development, VRS.
- Considering only the asset management segments[3], FRE would be down 1% year-over-year, impacted partially by higher fixed costs following the rise in inflation rates and the return of travel costs to pre-pandemic levels, combined with a mark-to-market effect in Liquid Strategies' funds in 2022.
- FRE Margin was 48% for the 3Q'22, a decrease of 5.2 percentage point when compared to the 3Q'21. On a comparable basis, FRE margin disregarding our VRS segment, would be 50%.

Fee Related Earnings 3Q'22 vs. 2Q'22 (R$mm)



% FRE margin
49%
48%
+ 6% QoQ
47
50
2Q'22
3Q'22

Fee Related Earnings Per Segment 3Q'22 vs. 3Q'21 (R$mm)

Segment	3Q'21	3Q'22	Δ YoY(%)
Private Markets	26	27	3%
Liquid Strategies	12	10	-22%
IP&S	10	11	14%
Financial Advisory	15	4	-76%
Retirement Services	–	-1	N/A
FRE	63	50	-22%
	53%	48%	
(+) Retirement Services	–	1	N/A
FRE w/o VRS	63	51	-19%
	53%	50%	

	2Q'22	3Q'22	3Q'21	3Q'22
FRE per share[1]	R$0.84	R$0.89	R$1.09	R$0.89

See notes and definitions at end of document

15

Performance Related Earnings (PRE)

- Performance related earnings (PRE)[1] of negative R$0.5 million in the quarter.
- PRE[1] was R$4.0 million (R$0.07/share) over the 3Q'22 YTD , down 81% when compared to the 3Q'21 YTD.
- In the 3Q'21 the platform was positively impacted by higher contributions coming from international exclusive mandates in IP&S.
- PRE is negative in the quarter as a result of the mark-to-market correction in unrealized performance fees booked in the company's balance sheet.

Performance Related Earnings 3Q'22 vs. 3Q'21 (R$mm)



% PRE margin
68%
N/A
4
9
3Q'21
(5)
(1)
1
3Q'22
(2)
Realized
Unrealized

Performance Related Earnings 3Q'22 YTD vs. 3Q'21 YTD (R$mm)



62%
57%
21
- 81%
2
20
4
5
(1)
3Q'21 YTD
3Q'22 YTD
Realized
Unrealized

	3Q'21	3Q'22	3Q'21 YTD	3Q'22 YTD
PRE per share[1]	R$0.07	-R$0.01	R$0.37	R$0.07

See notes and definitions at end of document

16

VINCI partners

Realized GP Investment and Financial income

- Realized GP Investment[1] and Financial income[2] of R$37.5 million in the 3Q'22, up 2,058% year-over-year, driven by realized gains in our liquid funds' portfolio.
- Realized GP Investment income of R$5.7 million in the quarter, coming primarily from dividend distributions of the company's proprietary stake in listed REITs.
- Realized GP Investment[1] and Financial income[2] accounted for R$89.4 million over the 3Q'22 YTD , up 324% when compared to the 3Q'21 YTD.

Realized GP Investment[1] and Financial income[2] 3Q'22 vs 3Q'21 (R$mm)



+ 2,058%
37
6
32
2
1
3Q'21
3Q'22
Realized Financial Income
Realized GP Investment Income

Realized GP Investment[1] and Financial income[2] 3Q'22 YTD vs 3Q'21 YTD (R$mm)



+ 324%
89
13
77
21
2
19
3Q'21 YTD
3Q'22 YTD
Realized Financial Income
Realized GP Investment Income

See notes and definitions at end of document

17

Adjusted Distributable Earnings (DE)

- Adjusted Distributable Earnings (DE)[1] of R$73.2 million (R$1.32/share) in the quarter, up 19% year-over-year, driven by the increase in management fees and financial income in the quarter.
- Adjusted DE margin for the quarter was 51%, up 4.7 percentage points when compared to the 3Q'21. Adjusted DE margin was 49% in the 3Q'22 YTD , an increase of 5.1 percentage points compared to the 3Q'21 YTD.
- Adjusted DE was R$192.0 million (R$3.45/share) in the 3Q'22 YTD, up 17% when compared to the 3Q'21 YTD .

Adjusted Distributable Earnings (DE) 3Q'22 vs. 3Q'21 (R$mm)



% Adjusted DE margin
47%
51%
+ 19%
62
73
3Q'21
3Q'22

Adjusted Distributable Earnings (DE) 3Q'22 YTD vs. 3Q'21 YTD (R$mm)



44%
49%
+ 17%
164
192
3Q'21 YTD
3Q'22 YTD

Adjusted DE per share[2]	R$1.09	R$1.32	R$2.89	R$3.45

See notes and definitions at end of document

18

19 24.37 25.38 2Q'22 3Q'22 Cash and Net Investments per share 4 (R$/share) Share Repurchase Activity (in R$ million, unless mentioned) 2Q'22 3Q'22 Total Shares Repurchased (number of shares) 250,360 220,098 Total Capital Used for Share Repurchases 14.6 11.9 Remaining Share Repurchase Plan Authorization 5 56.4 44.5 Average Price Paid Per Share (US$) 11.7 10.3 (in R$ millions, unless mentioned) 2Q'22 3Q'22 Cash and cash equivalents¹ 57.8 97.4 Net Investments 1,296.7 1,307.8 Liquid funds² 1,017.8 984.5 GP Fund Investments³ 278.9 323.3 Cash and Net Investments 1,354.5 1,405.2 Cash and Net Investments per share 4 (R$/share) 24.37 25.38 Balance Sheet Highlights ▪ As of September 30, 2022, Vinci Partners had R$1.4 billion (R$25.38/share) in total cash and net investments, that comprise c ash , cash equivalents and net investments (liquid funds and GP fund investments at fair value). ▪ Vinci Partners repurchased 220,098 shares in the quarter with an average share price of US$10.3. As of September 30, 2022, th e c ompany had R$44.5 million remaining in its current authorized share repurchase plan. See notes and definitions at end of document

Segment Highlights

21 55% 20% 20% 5% Private Markets Liquid Strategies IP&S Financial Advisory 53% 20% 22% 5% Financials by segment ▪ Fee Related Earnings (FRE), disregarding Vinci Retirement Services segment, were R$144.7 million over the 3Q’22 YTD, with 53% of FRE coming from Private Markets, followed by IP&S accounting for 22%, Liquid Strategies for 20% and Financial Advisory for 5%. ▪ Segment Distributable Earnings, disregarding Vinci Retirement Services segment, were R$162.7 million over the 3Q’22 YTD, with 55 % coming from Private Markets’ strategies, followed by IP&S and Liquid Strategies both accounting for 20% and Financial Advisory for 5%. Segment Distributable Earnings 3Q’22 YTD by Segment Fee Related Earnings (FRE) 3Q’22 YTD by Segment R$145 mm R$163 mm

22 Private Equity 49% Real Estate 21% Credit 16% Vinci SPS 8% Infrastructure 6% Private Markets' AUM (R$ thousands, unless mentioned) 3Q'21 2Q'22 3Q'22 ∆ YoY (%) 3Q'21 YTD 3Q'22 YTD ∆ (%) Net revenue from management fees 49,057 47,654 52,949 8% 145,045 147,362 2% Net revenue from advisory fees 823 275 560 - 32% 3,969 1,301 - 67% Total Fee Related Revenues 49,880 47,929 53,509 7% 149,014 148,663 0% Segment personnel expenses (2,739) (2,923) (3,148) 15% (7,899) (8,807) 11% Other G&A expenses (3,671) (2,411) (2,549) - 31% (8,903) (7,715) - 13% Corporate center expenses (7,441) (10,827) (11,287) 52% (27,817) (31,668) 14% Bonus compensation related to management and advisory (10,053) (7,426) (9,662) - 4% (25,351) (24,395) - 4% Total Fee Related Expenses (23,904) (23,587) (26,646) 11% (69,971) (72,585) 4% FEE RELATED EARNINGS (FRE) 25,976 24,342 26,863 3% 79,043 76,078 - 4% FRE Margin (%) 52.1% 50.8% 50.2% 53.0% 51.2% Net revenue from performance fees 962 1,719 (2,559) N/A 3,216 (201) N/A Realized performance fees 10 1,719 11 14% 765 1,734 127% Unrealized performance fees 952 – (2,571) N/A 2,451 (1,935) N/A Performance based compensation (340) (609) 905 N/A (1,071) 70 N/A PERFORMANCE RELATED EARNINGS (PRE) 622 1,110 (1,654) N/A 2,145 (131) N/A PRE Margin (%) 64.7% 64.6% 64.6% 66.7% 65.1% ( - ) Unrealized performance fees (952) – 2,571 N/A (2,451) 1,935 N/A (+) Unrealized performance compensation 337 – (910) N/A 869 (685) N/A (+) Realized GP investment income 1,421 4,926 5,738 304% 1,878 12,709 577% SEGMENT DISTRIBUTABLE EARNINGS 27,405 30,377 32,607 19% 81,484 89,906 10% Segment DE Margin (%) 53.4% 55.7% 55.0% 53.7% 55.1% ASSETS UNDER MANAGEMENT (AUM R$millions) 21,657 23,998 27,603 27% 21,657 27,603 27% FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions) 19,680 20,722 24,183 23% 19,680 24,183 23% AVERAGE MANAGEMENT FEE RATE (%) 0.98% 0.90% 0.87% 0.98% 0.89% FULL TIME EMPLOYEES 50 46 62 24% 50 62 24% Private Markets R$28 bn AUM ▪ Fee related earnings (FRE) of R$26.9 million in the quarter, up 3% year - over - year, driven by a combination of the strong fundrai sing over the 3Q’22 LTM and partial effect from the incorporation of Vinci SPS. The acquisition, closed in mid - August, will start to fully impact management fee revenues from the f ourth quarter onwards. The decrease in average management fee rate is a combination of the current lower average management fee rate for R$1.7 billion in AUM coming from re cen tly raised and/or incorporated funds, which will have a positive upside to average management fee rates as these products deploy capital throughout the next quarters (highlights t o V inci SPS’ third vintage and Vinci Credit Infra). ▪ FRE was R$76.1 million over the 3Q’22 YTD, a decrease of 4% when compared to the 3Q’21 YTD, due to an increase in operating c ost s, a consequence of higher inflation in the period and return of travel expenses to pre - pandemic levels. ▪ Segment Distributable Earnings of R$32.6 million in the quarter, up 19% year - over - year. Segment DE was R$89.9 million over the 3 Q’22 YTD, an increase of 10% when compared to the 3Q’21 YTD boosted by a higher contribution from GP investment income coming from dividend distributions from the company's se ed investments in proprietary listed REITs. ▪ Total AUM of R$27.6 billion at the end of the quarter, an increase of 27% year - over - year, driven by strong fundraising across Pr ivate Equity and Credit strategies and the acquisition of SPS.

Liquid Strategies

- Fee related earnings (FRE) of R$9.5 million in the quarter, down 22% year-over-year. FRE was R$29.4 million over the 3Q'22 YTD, a decrease of 17% compared to the 3Q'21 YTD, driven by the mark-to-market effect in liquid strategies' AUM combined with outflows experienced in the previous quarters that negatively impacted management fee revenues in 2022.
- Performance related earnings (PRE) of R$0.7 million in the quarter, down 39% year-over-year. PRE was R$3.1 million over the 3Q'22 YTD, a decrease of 36% when compared to the 3Q'21 YTD.
- Segment Distributable Earnings of R$10.2 million in the quarter, down 24% year-over-year. Segment Distributable Earnings was R$32.5 million over the 3Q'22 YTD, a decrease of 19% when compared to 3Q'21.
- AUM was R$10.8 billion at the end of the 3Q22. Liquid strategies' AUM has not suffered from significant outflows in the quarter and has followed the recovery trend in local markets, accumulating R$1.0 billion in net appreciation during the period.

(R$ thousands, unless mentioned)	3Q'21	2Q'22	3Q'22	Δ YoY (%)	3Q'21 YTD	3Q'22 YTD	Δ (%)
Net revenue from management fees	23,273	20,210	20,720	-11%	66,276	61,502	-7%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**23,273**	**20,210**	**20,720**	**-11%**	**66,276**	**61,502**	**-7%**
Segment personnel expenses	(1,431)	(1,394)	(1,398)	-2%	(4,111)	(4,176)	2%
Other G&A expenses	(598)	(780)	(1,009)	69%	(1,903)	(2,465)	30%
Corporate center expenses	(3,085)	(4,592)	(4,643)	50%	(11,774)	(13,438)	14%
Bonus compensation related to management and advisory	(5,864)	(3,922)	(4,134)	-29%	(13,176)	(12,005)	-9%
Total Fee Related Expenses	**(10,978)**	**(10,688)**	**(11,185)**	**2%**	**(30,964)**	**(32,084)**	**4%**
FEE RELATED EARNINGS (FRE)	**12,295**	**9,522**	**9,535**	**-22%**	**35,312**	**29,418**	**-17%**
FRE Margin (%)	*52.8%*	*47.1%*	*46.0%*		*53.3%*	*47.8%*	
Net revenue from performance fees	1,689	1,300	1,424	-16%	10,149	5,049	-50%
Realized performance fees	*1,689*	*1,300*	*1,424*	*-16%*	*10,149*	*5,049*	*-50%*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	(569)	(459)	(743)	31%	(5,287)	(1,924)	-64%
PERFORMANCE RELATED EARNINGS (PRE)	**1,120**	**841**	**681**	**-39%**	**4,862**	**3,125**	**-36%**
PRE Margin (%)	*66.3%*	*64.7%*	*47.8%*		*47.9%*	*61.9%*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**13,415**	**10,363**	**10,216**	**-24%**	**40,174**	**32,543**	**-19%**
Segment DE Margin (%)	*53.7%*	*48.2%*	*46.1%*		*52.6%*	*48.9%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	12,600	9,845	10,760	-15%	12,600	10,760	-15%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	12,466	9,708	10,606	-15%	12,466	10,606	-15%
AVERAGE MANAGEMENT FEE RATE (%)	*0.76%*	*0.78%*	*0.86%*		*0.72%*	*0.79%*	
FULL TIME EMPLOYEES	24	22	23	-4%	24	23	-4%



Liquid Strategies' AUM
Hedge Funds
27%
R$11 bn
AUM
Public Equities
73%

23

VINCI partners

Investment Products & Solutions

- Fee related earnings (FRE) of R$11.0 million in the quarter, up 14% year-over-year driven by the growth in management fees following strong fundraising over the last twelve months. FRE was R$31.7 million over the 3Q'22 YTD, an increase of 9% when compared to the 3Q'21 YTD.
- Performance related earnings (PRE) of R$0.5 million, down 77% year-over-year, primarily due to the realization of performance fees coming from international exclusive mandates in the 3Q'21 which did not take place in the 3Q'22. PRE over the 3Q'22 YTD was R$1.1 million, a decrease of 93% when compared to the 3Q'21 YTD.
- Segment Distributable Earnings of R$11.4 million in the quarter, down 33% year-over-year, due to a higher contribution from PRE in the 3Q'21. Segment DE was R$32.7 million over the 3Q'22 YTD, a decrease of 25% when compared to the 3Q'21 YTD.
- Total AUM of R$25.0 billion, up 6% year-over-year, following the strong fundraising across our pension plan products.

(R$ thousands, unless mentioned)	3Q'21	2Q'22	3Q'22	Δ YoY (%)	3Q'21 YTD	3Q'22 YTD	Δ (%)
Net revenue from management fees	20,525	21,407	21,692	6%	58,154	62,995	8%
Net revenue from advisory fees	8	7	7	-11%	47	21	-55%
Total Fee Related Revenues	**20,533**	**21,414**	**21,699**	**6%**	**58,201**	**63,016**	**8%**
Segment personnel expenses	(1,032)	(1,078)	(1,075)	4%	(3,011)	(3,980)	32%
Other G&A expenses	(491)	(450)	(622)	27%	(1,300)	(1,672)	29%
Corporate center expenses	(3,993)	(4,864)	(4,923)	23%	(11,775)	(13,852)	18%
Bonus compensation related to management and advisory	(5,377)	(3,557)	(4,125)	-23%	(12,972)	(11,837)	-9%
Total Fee Related Expenses	**(10,893)**	**(9,948)**	**(10,745)**	**-1%**	**(29,059)**	**(31,341)**	**8%**
FEE RELATED EARNINGS (FRE)	**9,640**	**11,466**	**10,954**	**14%**	**29,142**	**31,675**	**9%**
FRE Margin (%)	*47.0%*	*53.5%*	*50.5%*		*50.1%*	*50.3%*	
Net revenue from performance fees	2,959	820	1,167	-61%	20,822	2,194	-89%
Realized performance fees	10,947	820	1,167	-89%	20,822	2,194	-89%
Unrealized performance fees	(7,988)	–	–	N/A	–	–	N/A
Performance based compensation	(889)	(360)	(698)	-22%	(6,549)	(1,142)	-83%
PERFORMANCE RELATED EARNINGS (PRE)	**2,070**	**460**	**469**	**-77%**	**14,273**	**1,052**	**-93%**
PRE Margin (%)	*69.9%*	*56.1%*	*40.2%*		*68.5%*	*48.0%*	
(-) Unrealized performance fees	7,988	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	(2,596)	–	–	N/A	3	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**17,102**	**11,926**	**11,422**	**-33%**	**43,418**	**32,727**	**-25%**
Segment DE Margin (%)	*54.3%*	*53.6%*	*50.0%*		*54.9%*	*50.2%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**23,695**	**25,659**	**25,029**	**6%**	**23,695**	**25,029**	**6%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**23,540**	**25,545**	**24,911**	**6%**	**23,540**	**24,911**	**6%**
AVERAGE MANAGEMENT FEE RATE (%)	*0.39%*	*0.38%*	*0.38%*		*0.39%*	*0.38%*	
FULL TIME EMPLOYEES	**16**	**16**	**16**	**0%**	**16**	**16**	**0%**



IP&S AUM
R$25 bn AUM
Commingled Funds 10%
International 11%
Pension Plans 16%
Separate Mandates 63%

24

Financial Advisory

- Fee related earnings (FRE) of R$3.6 million in the quarter, down 76% year-over-year.
- FRE was R$7.6 million over the 3Q'22 YTD, a decrease of 70% when compared to the 3Q'21 YTD, due to a stronger deal environment in 2021.
- Segment Distributable Earnings over the 3Q'22 YTD were R$7.6 million, a decrease of 70% year-over-year when compared to the 3Q'21 YTD.

(R$ thousands, unless mentioned)	3Q'21	2Q'22	3Q'22	Δ YoY (%)	3Q'21 YTD	3Q'22 YTD	Δ (%)
Net revenue from management fees	-	-	-	N/A	-	-	N/A
Net revenue from advisory fees	24,332	6,378	6,700	-72%	42,591	16,279	-62%
Total Fee Related Revenues	24,332	6,378	6,700	-72%	42,591	16,279	-62%
Segment personnel expenses	(398)	(530)	(502)	26%	(1,204)	(1,537)	28%
Other G&A expenses	(403)	(165)	(82)	-80%	(710)	(456)	-36%
Corporate center expenses	(3,630)	(1,067)	(1,121)	-69%	(5,569)	(3,127)	-44%
Bonus compensation related to management and advisory	(4,701)	(1,350)	(1,379)	-71%	(10,102)	(3,587)	-64%
Total Fee Related Expenses	**(9,132)**	**(3,112)**	**(3,084)**	**-66%**	**(17,585)**	**(8,707)**	**-50%**
FEE RELATED EARNINGS (FRE)	**15,200**	**3,265**	**3,616**	**-76%**	**25,006**	**7,572**	**-70%**
FRE Margin (%)	*62.5%*	*51.2%*	*54.0%*		*58.7%*	*46.5%*	
SEGMENT DISTRIBUTABLE EARNINGS	**15,200**	**3,265**	**3,616**	**-76%**	**25,006**	**7,572**	**-70%**
Segment DE Margin (%)	*62.5%*	*51.2%*	*54.0%*		*58.7%*	*46.5%*	
FULL TIME EMPLOYEES	8	10	10	25%	8	10	25%

25

VINCI partners

Retirement Services

- Fee Related Earnings (FRE) of negative R$1.4 million in the quarter. FRE was negative R$4.5 million in the 3Q'22 YTD.
- VRS segment is in the final stages of product structuring and is expected to launch in early 2023.

(R$ thousands, unless mentioned)	3Q'21	2Q'22	3Q'22	Δ YoY (%)	3Q'21 YTD	3Q'22 YTD	Δ (%)
Net revenue from management fees	–	–	–	–	–	–	–
Net revenue from advisory fees	–	–	–	–	–	–	–
Total Fee Related Revenues	–	–	–	–	–	–	–
Segment personnel expenses	–	(308)	(386)	N/A	–	(791)	–
Other G&A expenses	–	(372)	(463)	N/A	–	(1,098)	–
Corporate center expenses	–	–	(92)	N/A	–	(92)	–
Bonus compensation related to management and advisory	–	(1,012)	(500)	N/A	–	(2,514)	–
Total Fee Related Expenses	–	(1,692)	(1,441)	N/A	–	(4,495)	–
FEE RELATED EARNINGS (FRE)	–	(1,692)	(1,441)	N/A	–	(4,495)	–
FRE Margin (%)	–	–	–	–	–	–	–
Net revenue from performance fees	–	–	–	–	–	–	–
Realized performance fees	–	–	–	–	–	–	–
Unrealized performance fees	–	–	–	–	–	–	–
Performance based compensation	–	–	–	–	–	–	–
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	–	–	–	–
PRE Margin (%)	–	–	–	–	–	–	–
(-) Unrealized performance fees	–	–	–	–	–	–	–
(+) Unrealized performance compensation	–	–	–	–	–	–	–
SEGMENT DISTRIBUTABLE EARNINGS	–	(1,692)	(1,441)	N/A	–	(4,495)	–
Segment DE Margin (%)	–	–	–	–	–	–	–
				–			–
ASSETS UNDER MANAGEMENT (AUM R$millions)	–	–	–	–	–	–	–
FULL TIME EMPLOYEES	–	5	6	N/A	–	6	N/A

26

Supplement Details

AUM and Fee-Earning AUM Rollforward

Assets Under Management (AUM) – R$ millions

For the Three Months Ended September 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	13,013	7,064	25,659	1,460	5,208	4,318	2,781	–	59,502
(+/-) Capital Subscription / (capital return)	113	–	–	–	78	157	–	–	348
(+) Capital Subscription	*129*	–	*0*	*0*	*180*	*199*	–	–	*508*
(-) Capital Return	*(16)*	–	*(0)*	*(0)*	*(102)*	*(43)*	–	–	*(161)*
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(35)	(1,505)	–	(46)	(8)	(43)	–	(1,637)
(+/-) Appreciation / (depreciation)	525	838	875	46	648	(2)	154	40	3,124
Ending Balance	13,650	7,868	25,029	1,505	5,888	4,465	2,892	2,096	63,392

For the Twelve Months Ended September 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	10,962	9,514	23,695	2,466	5,411	2,818	3,086	–	57,952
(+/-) Capital Subscription / (capital return)	2,218	–	142	(1,026)	19	1,112	–	–	2,464
(+) Capital Subscription	*2,245*	–	*142*	*162*	*435*	*1,253*	–	–	*4,238*
(-) Capital Return	*(27)*	–	*(0)*	*(1,188)*	*(416)*	*(142)*	–	–	*(1,774)*
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(1,337)	300	–	(30)	268	(375)	–	(1,174)
(+/-) Appreciation / (depreciation)	471	(309)	892	65	488	267	181	40	2,095
Ending Balance	13,650	7,868	25,029	1,505	5,888	4,465	2,892	2,096	63,392

Fee-Earning Assets Under Management (FEAUM) – R$ millions

For the Three Months Ended September 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	9,797	7,002	25,545	1,399	5,208	4,318	2,706	–	55,975
(+/-) Capital Subscription / (capital return)	113	–	–	–	78	157	–	–	348
(+) Capital Subscription	*129*	–	*0*	*0*	*180*	*199*	–	–	*508*
(-) Capital Return	*(16)*	–	*(0)*	*(0)*	*(102)*	*(43)*	–	–	*(161)*
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(35)	(1,505)	–	(46)	(8)	(56)	–	(1,650)
(+/-) Appreciation / (depreciation)	378	838	871	48	648	(2)	152	40	2,972
Ending Balance	10,288	7,805	24,911	1,447	5,888	4,465	2,801	2,096	59,700

For the Twelve Months Ended September 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	9,089	9,443	23,540	2,363	5,411	2,818	3,023	–	55,686
(+/-) Capital Subscription / (capital return)	923	–	142	(976)	19	1,112	–	–	1,220
(+) Capital Subscription	*950*	–	*142*	*162*	*435*	*1,253*	–	–	*2,943*
(-) Capital Return	*(27)*	–	*(0)*	*(1,138)*	*(416)*	*(142)*	–	–	*(1,723)*
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(1,333)	327	–	(30)	268	(391)	–	(1,160)
(+/-) Appreciation / (depreciation)	276	(305)	902	60	488	267	170	40	1,899
Ending Balance	10,288	7,805	24,911	1,447	5,888	4,465	2,801	2,096	59,700

28
VINCI partners

Investment records – IP&S, Liquid Strategies, Credit and Listed Funds

Fund	Segment	NAV[1] (R$ millions)	3Q22	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	530.1	5.9%	9.1%	5.8%	10.6%	CDI[4]	CDI[4]
Atlas Strategy[2]	Hedge Funds	465.2	5.4%	9.9%	5.5%	9.8%	CDI[4]	CDI[4]
Vinci Total Return	Hedge Funds	250.9	14.2%	9.1%	0.2%	10.2%	IPCA[6] + Yield IMA-B[7]	IPCA[6] + Yield IMA-B[7]
Mosaico Strategy	Public Equities	1,047.7	-9.1%	1.6%	-8.5%	-3.6%	IBOV[5]	IBOV[5]
Vinci Gas Dividendos FIA	Public Equities	534.2	-5.3%	9.3%	-5.2%	6.2%	IBOV[5]	IBOV[5]
Vinci Valorem FIM	IP&S	3,066.5	3.6%	8.1%	3.7%	8.5%	IMA-B 5[7]	IMA-B 5[7]
Equilibrio Strategy[3]	IP&S	2,070.7	3.6%	8.3%	3.6%	8.4%	IPCA[6]	-
Vinci Selection Equities FIA	IP&S	634.3	-3.6%	5.5%	-3.4%	-1.2%	IBOV[5]	IBOV[5]
Vinci Crédito Imobiliário I	Credit	240.5	0.1%	7.9%	8.7%	12.7%	IPCA[6]	IPCA[6] +7.785%
Vinci Crédito Imobiliário II	Credit	698.5	0.8%	5.5%	6.0%	11.3%	IPCA[6]	IPCA[6]+ 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	125.0	3.6%	10.0%	12.8%	19.4%	CDI[4]	CDI[4]
Vinci Energia Sustentável	Credit	589.0	-4.1%	-2.8%	-0.3%	8.2%	IPCA[6]	IPCA[6] + 6%
Vinci Crédito Multiestratégia	Credit	324.0	1.7%	8.6%	13.5%	–	CDI[4]	IPCA[6] + 5%
VISC11	Real Estate (listed REIT)	1,959.9	12.7%	14.7%	17.8%	15.5%	IFIX[8]	IPCA[6] + 6%
VILG11	Real Estate (listed REIT)	1,645.4	18.2%	11.5%	13.6%	-2.1%	IFIX[8]	IPCA[6] + 6%
VINO11	Real Estate (listed REIT)	822.6	15.8%	-5.9%	-8.7%	1.7%	IFIX[8]	IPCA[6] + 6%
VIFI11	Real Estate (listed REIT)	61.6	13.5%	8.3%	12.7%	-4.4%	IFIX[8]	IFIX[8]
VIUR11	Real Estate (listed REIT)	217.7	17.0%	13.9%	8.2%	–	IFIX[8]	IPCA[6] + 6%
VCRI11	Real Estate (listed REIT)	157.8	-0.7%	-3.9%	–	–	IFIX[8]	IPCA[6] + X[9]%
VICA11	Real Estate (REIT)	373.3	1.0%	–	–	–	IFIX[8]	CDI[4] + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	11.6	5.3%	9.2%	15.7%	–	IFIX[8]	IFIX[8]
VIGT11	Infrastructure (listed)	648.4	12.2%	4.9%	8.7%	-11.3%	-	-

Benchmark	3Q22	YTD	12 M	24 M
IBOV[5]	11.7%	5.0%	-0.8%	16.3%
CDI[4]	3.3%	8.9%	10.9%	14.2%
IMA-B 5[7]	0.4%	7.1%	9.2%	15.7%
IPCA[6] + Yield IMA-B[7]	1.0%	8.4%	12.9%	27.8%
IPCA[6]	-1.3%	4.1%	7.2%	18.2%
IFIX[8]	7.0%	6.6%	10.1%	7.0%

See notes and definitions at end of document

29

VINCI partners

Investment records – Closed End Private Markets funds

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,065	211	5,276	4.4x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	1,805	1,874	2,322	4,196	2.3x	1.2x	12.2%	2.4%
VCP III	Private Equity	2018	4,000	2,113	34	3,400	3,434	1.6x	1.6x	45.3%	38.1%
VCP Strategy[2]	Private Equity		7,615	5,124	6,973	5,933	12,906	2.5x	2.2x	64.8%	70.2%
NE Empreendedor	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	134	91	124	215	1.6x	1.3x	19.6%	10.5%
VIR IV	Private Equity	2020	1,000	239	7	283	291	1.2x	1.2x	30.5%	33.9%
VIR Strategy[3]	Private Equity		1,276	386	124	408	532	1.4x	1.2x	22.1%	28.1%
SPS I	Vinci SPS	2018	128	170	112	147	259	1.5x	1.5x	27.4%	17.4%
SPS II	Vinci SPS	2020	671	952	345	887	1,232	1.3x	1.4x	28.4%	26.3%
SPS III	Vinci SPS	2021	1,070	252	–	293	293	1.2x	1.2x	NM	NM
Vinci SPS Strategy[4]	Vinci SPS		1,869	1,375	458	1,327	1,785	1.3x	1.4x	29.0%	24.0%
FIP Transmissão[5]	Infrastructure	2017	211	104	241	142	382	3.7x	2.7x	65.5%	48.7%
VIAS[6]	Infrastructure	2021	386	350	–	350	350	1.0x	1.1x	NM	NM
VFDL[7]	Real Estate	2021	422	88	–	107	107	1.2x	1.8x	31.7%	28.8%

See notes and definitions at end of document

30

VINCI partners

31 Shareholder Dividends ($ in thousands) 1H21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q’22 Distributable Earnings (R$) 101,976 61,743 68,515 53,255 60,435 72,842 Distributable Earnings (US$)¹ 19,397 11,377 13,637 10,615 11,795 14,281 DE per Common Share (US$)² 0.34 0.20 0.24 0.19 0.21 0.26 Actual Dividend per Common Share³ 0.30 0.16 0.20 0.17 0.17 0.20 Record Date September 01,2021 December 01,2021 March 10, 2022 May 24, 2022 August 25, 2022 November 23, 2022 Payable Date September 16, 2021 December 16,2021 March 24, 2022 June 08, 2022 September 09,2022 December 08,2022 ▪ Vinci Partners generated R$1.32 or US$0.26¹ of Distributable Earnings per common share for the third quarter of 2022. ▪ The company declared a quarterly dividend of US$0.20² per common share to record holders as of November 23, 2022; payable on Dec ember 08 , 2022. See notes and definitions at end of document

32 Share Summary ▪ Common Shares Outstanding as of quarter end of 55,358,858 shares. x Repurchased 220,098 common shares in the quarter, with an average share price of US$10.3. x Repurchased 1,554,730 common shares since the announcement of the first share repurchase plan, with an average share price of US $12.2. x The first share repurchase plan expired on May 31, 2022 and was replaced by a new share repurchase plan initiated on June 17 th , 2022, limited to R$60 million. x Available authorization remaining was R$44.5 million on September 30, 2022. VINP Shares 1Q ' 21 2Q ' 21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q'22 Class B 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class A – Partnership Units 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 Class A - Public Float 15,271,488 15,094,833 14,921,318 14,513,477 14,187,216 13,936,856 13,716,758 Common Shares 56,913,588 56,736,933 56,563,418 56,155,577 55,829,316 55,578,956 55,358,858

GP Commitment in Vinci Partners funds

- As of September 30, 2022, the company had R$962.8 million in capital commitments signed to proprietary funds.
- During the third quarter of 2022, the company signed R$33.9 million in capital commitments to proprietary funds.
- Total GP Investments marked at fair value of R$323.3 million as of September 30, 2022.

(R$ millions, unless mentioned)	Segment	3Q'22 Commitments	Total Capital Committed	3Q'22 Capital Called	Total Capital Called	Capital Returned/ Dividends Payed (3Q'22)	Accumulated Capital Returned/Dividends Payed	Fair value of investments
Nordeste III	Private Equity	–	5.0	–	3.1	0.3	1.6	3.2
VCP III	Private Equity	–	3.1	0.3	2.4	–	–	2.4
VIR IV	Private Equity	–	11.1	0.5	3.6	0.1	0.2	3.4
VCP IV	Private Equity	–	350.0	–	–	–	–	–
FIP Infra Transmissão (co- investment)[1]	Infrastructure	–	29.5	–	8.9	–	19.7	12.1
FIP Infra Transmissão[1]	Infrastructure	–	10.5	–	3.4	–	6.2	3.4
VIAS	Infrastructure	–	50.0	–	27.8	–	–	26.9
Vinci Transporte e Logística II	Infrastructure	–	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	–	11.4	–	6.3	–	–	5.6
VFDL	Real Estate	–	70.0	5.3	22.8	–	–	25.4
VIUR	Real Estate	–	67.3	–	67.3	1.5	7.5	54.9
VINO	Real Estate	–	50.0	–	50.0	0.9	2.5	45.3
Vinci FOF Imobiliário	Real Estate	6.9	16.9	6.9	16.9	–	0.5	19.0
VCS (VCRI)	Real Estate/Credit	–	80.0	–	80.0	3.3	5.8	75.1
Vinci Crédito Agro Fiagro-Imobiliário	Real Estate/Credit	7.0	23.0	7.0	23.0	–	–	22.7
Vinci Crédito Infra Institucional	Credit	–	100.0	–	–	–	–	–
VSP FIM	IP&S	–	50.0	2.2	4.4	–	–	4.3
Vinci PIPE FIA	Public Equities	20.0	20.0	20.0	20.0	–	–	19.5
Total		**33.9**	**962.8**	**42.2**	**339.8**	**6.1**	**44.0**	**323.3**

See notes and definitions at end of document

33

VINCI partners

Reconciliations and Disclosures

Financials - Income Statement (Unaudited)

(R$ thousands, unless mentioned)	3Q'21	2Q'22	3Q'22	Δ YoY(%)	3Q'21 YTD	3Q'22 YTD	Δ YTD (%)
REVENUES							
Net revenue from management fees	92,855	89,271	95,361	3%	269,476	271,861	1%
Net revenue from performance fees	5,610	3,839	31	-99%	34,185	7,042	-79%
Realized performance fees	*12,646*	*3,839*	*2,602*	*-79%*	*31,734*	*8,977*	*-72%*
Unrealized performance fees	*(7,036)*	*–*	*(2,571)*	*-63%*	*2,451*	*(1,935)*	*N/A*
Net revenue from advisory	25,163	6,659	7,267	-71%	46,607	17,600	-62%
Total net revenues from services rendered	**123,628**	**99,769**	**102,659**	**-17%**	**350,268**	**296,503**	**-15%**
EXPENSES							
Bonus related to management and advisory	(25,994)	(17,267)	(19,798)	-24%	(61,602)	(54,337)	-12%
Performance based compensation	(1,798)	(1,427)	(537)	-70%	(12,907)	(2,996)	-77%
Realized	*(4,056)*	*(1,427)*	*(1,448)*	*-64%*	*(12,035)*	*(3,682)*	*-69%*
Unrealized	*2,258*	*–*	*910*	*-60%*	*(872)*	*685*	*N/A*
Total compensation and benefits	**(27,792)**	**(18,694)**	**(20,335)**	**-27%**	**(74,509)**	**(57,333)**	**-23%**
Segment personnel expenses	(5,600)	(6,233)	(6,509)	16%	(16,225)	(19,291)	19%
Other general and administrative expenses	(5,163)	(4,178)	(4,725)	-8%	(12,795)	(13,406)	5%
Corporate center expenses	(18,149)	(21,350)	(22,067)	22%	(56,957)	(62,178)	9%
Total expenses	**(56,704)**	**(50,455)**	**(53,636)**	**-5%**	**(160,487)**	**(152,207)**	**-5%**
Operating profit	**66,924**	**49,314**	**49,023**	**-27%**	**189,781**	**144,296**	**-24%**
OTHER ITEMS							
GP Investment income	(290)	(7,211)	9,673	N/A	(4,335)	(1,707)	-61%
Realized gain from GP investment income	*1,421*	*4,926*	*5,738*	*304%*	*1,878*	*12,709*	*577%*
Unrealized gain from GP investment income	*(1,711)*	*(12,137)*	*3,935*	*N/A*	*(6,213)*	*(14,416)*	*132%*
Financial income	(326)	21,193	31,701	N/A	18,323	77,602	324%
Realized gain from financial income	*315*	*20,001*	*31,726*	*9,972%*	*19,198*	*76,723*	*300%*
Unrealized gain from financial income	*(641)*	*1,192*	*(25)*	*-96%*	*(875)*	*879*	*N/A*
Leasing expenses	(3,065)	(2,400)	(2,297)	-25%	(9,328)	(7,169)	-23%
Other items	775	644	(1,689)	N/A	(459)	(2,181)	375%
Share Based Plan	(1,014)	(2,468)	(5,609)	453%	(2,656)	(8,813)	232%
Non-recurring expenses[1]	–	(962)	(523)	N/A	–	(6,595)	N/A
Total Other Items	**(3,920)**	**8,796**	**31,256**	**N/A**	**1,545**	**51,137**	**3210%**
Profit before income taxes	**63,004**	**58,110**	**80,279**	**27%**	**191,326**	**195,433**	**2%**
(-) Income taxes	(11,401)	(11,711)	(11,072)	-3%	(39,304)	(34,522)	-12%
NET INCOME	**51,603**	**46,399**	**69,207**	**34%**	**152,022**	**160,911**	**6%**
(+) Non-recurring expenses including income tax related to realized expense	–	635	353	N/A	–	5,425	N/A
ADJUSTED NET INCOME	**51,603**	**47,034**	**69,560**	**35%**	**152,022**	**166,335**	**9%**

See notes and definitions at end of document

35

VINCI partners

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	3Q'21	2Q'22	3Q'22	3Q'21 YTD	3Q'22 YTD
OPERATING PROFIT	66,924	49,314	49,023	189,781	144,296
(-) Net revenue from realized performance fees	(12,646)	(3,839)	(2,602)	(31,734)	(8,977)
(-) Net revenue from unrealized performance fees	7,036	–	2,571	(2,451)	1,935
(+) Compensation allocated in relation to performance fees	1,798	1,427	537	12,907	2,996
FEE RELATED EARNINGS (FRE)	63,112	46,902	49,529	168,503	140,250
OPERATING PROFIT	66,924	49,314	49,023	189,781	144,296
(-) Net revenue from management fees	(92,855)	(89,271)	(95,361)	(269,476)	(271,861)
(-) Net revenue from advisory	(25,163)	(6,659)	(7,267)	(46,607)	(17,600)
(+) Bonus related to management and advisory	25,994	17,267	19,798	61,602	54,337
(+) Personnel expenses	5,600	6,233	6,509	16,225	19,291
(+) Other general and administrative expenses	5,163	4,178	4,725	12,795	13,406
(+) Corporate center expenses	18,149	21,350	22,067	56,957	62,178
PERFORMANCE RELATED EARNINGS (PRE)	3,812	2,412	(506)	21,278	4,046
OPERATING PROFIT	66,924	49,314	49,023	189,781	144,296
(-) Net revenue from unrealized performance fees	7,036	–	2,571	(2,451)	1,935
(+) Compensation allocated in relation to unrealized performance fees	(2,258)	–	(910)	872	(685)
(+) Realized gain from GP investment income	1,421	4,926	5,738	1,878	12,709
SEGMENT DISTRIBUTABLE EARNINGS	73,123	54,240	56,422	190,081	158,255
NET INCOME	51,603	46,399	69,207	152,022	160,911
(-) Net revenue from unrealized performance fees	7,036	–	2,571	(2,451)	1,935
(+) Income tax from unrealized performance fees	110	–	(296)	283	(223)
(+) Compensation allocated in relation to unrealized performance fees	(2,258)	–	(910)	872	(685)
(-) Unrealized gain from GP investment income	1,711	12,137	(3,935)	6,213	14,416
(+) Income tax on unrealized gain from GP investment income	1,179	(55)	7	757	(48)
(-) Unrealized gain from financial income	641	(1,192)	25	875	(879)
(+) Income tax on unrealized gain from financial income	(218)	(65)	–	(298)	–
(+) Depreciation and amortization	925	976	1,223	2,790	3,183
(+) Share Based Plan	1,014	2,468	5,609	2,656	8,813
(-) Income Taxes on Share Based Plan	–	(233)	(659)	–	(892)
(+) Non-recurring expenses including income tax related to realized expense	–	635	353	–	5,425
ADJUSTED DISTRIBUTABLE EARNINGS	61,743	61,070	73,195	163,719	191,957
TOTAL NET REVENUE FROM SERVICES RENDERED	123,628	99,769	102,659	350,268	296,503
(-) Net revenue from realized performance fees	(12,646)	(3,839)	(2,602)	(31,734)	(8,977)
(-) Net revenue from unrealized performance fees	7,036	–	2,571	(2,451)	1,935
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	118,018	95,930	102,628	316,083	289,461

36

VINCI partners

37 Effective tax rate reconciliation See notes and definitions at end of document (R$ thousands, unless mentioned) 3Q'21 3Q'22 3Q’21 YTD 3Q’22 YTD Profit (loss) before income taxes 63,004 80,279 191,326 195,433 Combined statutory income taxes rate - % 34% 34% 34% 34% Income tax benefit (Expense) at statutory rates (21,422) (27,295) (65,051) (66,447) Reconciliation adjustments: Expenses not deductible (6) (28) (62) (55) Tax benefits 333 32 380 97 Share based payments (103) (71) (269) (227) Effect of presumed profit of subsidiaries¹ and offshore subsidiaries 9,859 16,458 25,690 32,123 Other additions (exclusions), net (62) (168) 8 (13) Income taxes expenses (11,401) (11,072) (39,304) (34,522) Current (13,619) (12,501) (44,519) (38,058) Deferred 2,218 1,429 5,215 3,536 Effective tax rate 18% 14% 21% 18%

38 13.8 26.0 1.8 9.0 0.9 2.5 2.6 General and Administrative Expenses 3 Q 2021 ( R$mm ) 3Q 2022 ( R$mm ) Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A R$56.7 mm Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Other R$53.6 mm - 5% 16.4 19.8 0.5 8.3 1.2 2.8 4.6

39 Liabilities and equity 6/30/2022 9/30/2022 Current liabilities Trade payables 313 768 Deferred Revenue – 16,713 Leases 23,218 22,293 Accounts payable 6,941 6,761 Labor and social security obligations 44,038 66,208 Loans and Financing – 10,171 Taxes and contributions payable 17,990 19,474 Total current liabilities 92,500 142,388 Non - current liabilities Accounts payable – – Leases 55,724 52,965 Labor and social security obligations 274 2,048 Loans and Financing – 175,238 Deferred taxes 4,203 3,770 60,201 234,021 Total liabilities 152,701 376,409 Equity Share capital 15 15 Additional paid - in capital 1,382,038 1,382,038 Treasury shares (88,425) (100,323) Retained Earnings 58,227 79,135 Other reserves 17,067 21,705 1,368,922 1,382,570 Non - controlling interests in the equity of subsidiaries 36 1,575 Total equity 1,368,958 1,384,145 Total liabilities and equity 1,521,659 1,760,554 Balance Sheet Assets 6/30/2022 9/30/2022 Current assets Cash and cash equivalents 57,780 97,383 Cash and bank deposits 10,532 13,981 Financial instruments at fair value through profit or loss 47,248 83,402 Financial instruments at fair value through profit or loss 1,290,972 1,302,167 Trade receivables 45,324 50,467 Sub - leases receivable 1,500 1,500 Taxes recoverable 4,541 654 Other assets 10,689 13,852 Total current assets 1,410,806 1,466,023 Non - current assets Financial instruments at fair value through profit or loss 5,701 5,646 Trade receivables 20,042 17,317 Sub - leases receivable 1,960 1,656 Taxes recoverable 62 4,316 Deferred taxes 6,226 7,376 Other receivables 1,543 1,041 35,534 37,352 Property and equipment 13,087 12,578 Right of use - Leases 60,632 57,943 Intangible assets 1,600 186,658 Total non - current assets 110,853 294,531 Total Assets 1,521,659 1,760,554

40 Notes and Definitions ▪ Notes to page 5 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it ´ s eliminated on consolidation and excluding double counting from co - managed funds between our segments. (2) CAGR is calculated considering AUM without double counting. (3) Source Anbima . (4) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - recurring expenses. (5) LTM Dividend Yield is calculated considering 0.74 dividend/share for LTM and US$11.04/share as of November 08 th ,2022. ▪ Notes to page 7 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year - to - date val ues are calculated as the sum of the last three quarters. (2) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year - to - date valu es are calculated as the sum of the last three quarters. (3) Non - recurring expenses for the third quarter of 2022 are composed by expenses related to professional services to matters re lated to acquisitions. For the nine months ended September 30, 2022, non - recurring expenses include expenses related to professional services to matters related to our international corporate organ ization. ▪ Notes to page 9 (1) Long - term AUM includes funds with lockups for at least five years to quasi - perpetual capital commitments. ▪ Notes to page 10 (1) Long term products include funds with former lockups superior to five years. (2) Private markets strategies include Private Equity, Real Estate, Credit, Infrastructure and Vinci SPS. ▪ Notes to page 11 (1) Accrued performance fees for the VCP offshore are as of 2Q’22. This occurs due to the 60 days timeline of the quarterly m ark up to be disclosed by the fund’s administrator. ▪ Notes to page 12 (1) International mandates have several different benchmarks across its vehicles. (2) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate.

Notes and Definitions (cont'd.)

(3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hurdle rate also are under a high-water mark clause.

(4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees.

(5) IPCA is a broad consumer price index measured by the IBGE.

(6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration.

(7) IBOV is the Brazilian stock market's most relevant index;

(8) FTSE is London's stock market most relevant index.

(9) IFIX is an index composed by listed REITs in the Brazilian stock exchange.

(10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period).

(11) IMAB is composed by government bonds indexed to IPCA(inflation rate) plus a fixed interest rate.

- **Notes to page 15**

(1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last three quarters.

(2) FRE results present an upside from the fourth quarter onwards, a result of the impact from management fees from Vinci SPS in a full quarter-basis, combined with the increase in average mgmt. fee rate recently raised and/or incorporated funds deploy capital. Certain funds present a positive upside to average management fee rates as these products charge higher fees as they deploy capital (highlights to Vinci SPS' third vintage and Vinci Credit Infra).

(3) Asset management segments are: Private Equity, Real Estate, Credit, Infrastructure, Vinci SPS, Public Equities, Hedge Funds and IP&S.

- **Notes to page 16**

(1) PRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last three quarters.

- **Notes to page 17**

(1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets' funds and other closed-end funds across Liquid Strategies and IP&S segments with long-term lockups.

(2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Partners' Liquid Funds, including funds from Public Equities, Hedge Funds, Real Estate and Credit.

- **Notes to page 18**

(1) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding extraordinary expenses.

(2) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last three quarters.

41

Notes and Definitions (cont'd.)

- **Notes to page 19**

(1) Cash and cash equivalents include certificate of deposits and federal bonds. Certificate of deposits are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from 99.5% to 101% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(2) Liquid funds' value are calculated as investment at fair value as of September 30, 2022, in liquid funds from Vinci Partners' public equities, hedge funds, credit segments and listed REITs. It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM. For more detail, see 3Q'22 Financial Statements filed within the SEC on November 09, 2022.

(3) GP Fund Investments include Vinci Partners' GP investments in private market funds and other closed-end funds across Liquid Strategies and IP&S segments with long-term lockups, calculated at fair value as of September 30, 2022. For more detail, please see slide 33 and the Financial Statements filed within the SEC on November 09, 2022.

(4) Cash and Net Investments per share were calculated considering the number of outstanding shares at the end of each quarter.

- **Notes to page 29**

(1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

(2) Atlas strategy includes the funds Atlas FIC FIM and Atlas Institucional FIC FIM.

(3) Equilibrio Strategy incudes the IP&S Family of pension plans.

(4) CDI is an average of interbank overnight rates in Brazil (daily average for the period).

(5) Brazil stock market most relevant index.

(6) IPCA is a broad consumer price index measured by the IBGE.

(7) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration.

(8) IFIX is an index composed by listed REITs in the Brazilian stock Market.

(9) If IMAB 5 Average is: i. less or equal to 2%, X=3% per year; ii. between 2%-4%, X= Average IMAB 5+1% per year; iii. Between 4%-5%, X=5% per year; IV. greater or equal to 5%, X= IMAB 5 Average

- **Notes to page 30**

(1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III.

(2) Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 2Q'22, due to fund's administrator timeline to disclose the quarterly markup of the fund.

(3) Track record for VIR strategy is presented as of 2Q'22, due to fund's administrator timeline to disclose the quarterly markup of the fund.

(4) Track record for Vinci SPS strategy is presented as of 3Q'22.

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43 Notes and Definitions (cont’d.) (5) Track record for FIP Infra is presented as of 2Q’22. (6) Track record for VIAS is presented as of 3Q’22. (7) Track record for VFDL is presented as of 3Q’22. ▪ Notes to page 31 (1) US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.1006, as of November 7, 2022 , w hen dividends were approved by our Board of Directors. (2) Per Share calculations are based on end of period Participating Common Shares. (3) Actual dividends per common share are calculated considering the share count as of the applicable record date. ▪ Notes to page 33 (1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co - investment will not be called by the fund, which is already in divestment period. ▪ Notes to page 35 (1) Non - recurring expenses for the third quarter of 2022 are composed by expenses related to professional services to matters re lated to M&A. For the nine months ended September 30, 2022, non - recurring expenses include expenses related to professional services to matters related to our international corporate organi zat ion. (2) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit. ▪ Notes to page 37 (1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of su bsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Notes and Definitions (cont'd.)

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.
- "FRE Margin" is calculated as FRE over total net management and advisory fees.
- "Distributable Earnings", or "DE", is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.
- "DE Margin" is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.
- "Segment Distributable Earnings" is Vinci Partners' segment profitability measure used to make operating decisions and assess performance across the company's four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- "AUM" refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.
- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.

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VINCI partners

45 Notes and Definitions (cont’d.) ▪ “Net revenue from Fund Management and Advisory” is a performance measure that we use to assess our ability to generate profit s f rom our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Ad vis ory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees. ▪ “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance - based compensation. ▪ “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ managemen t teams. ▪ “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expen ses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG. ▪ “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and repres entation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables. ▪ “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commit men ts. ▪ “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank depos its , certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment. ▪ “Leasing expenses” include costs from the company’s sub - leasing activities. ▪ “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual tax abl e profit regime, while our subsidiaries are taxed based on deemed profit. ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and cre dit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

Funds/strategies' descriptions

- Vinci Multiestratégia: The fund seeks to achieve long-term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks.
- Vinci Atlas: The fund seeks to achieve long-term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds with no obligation of any class concentration.
- Vinci Mosaico FIA: Public Equities' long only flagship strategy. The strategy seeks to achieve long-term returns above Brazilian equities market (Ibovespa) based on a fundamental analysis.
- Vinci Gas Dividendos: Public Equities' dividends flagship strategy. The strategy seeks to achieve long-term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market.
- Vinci Total Return: The fund seeks to achieve medium and long-term returns by investing most of its capital in the Brazilian stock market, through bottom up and top-down strategies.
- Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives.
- Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long-term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation.
- Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Brazilian public equities.
- Vinci Crédito Imobiliário I: The fund seeks to achieve long-term returns by investing in real estate mortgage-backed credit security bonds.
- Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds.
- VISC11: Shopping malls listed REIT, focused on acquiring income-generating shopping malls in Brazil.
- VILG11: Industrial listed REIT focused on acquiring mature income-generating industrial properties in Brazil.
- VINO11: Listed REIT focused on acquiring mature income-generating boutique office real estate assets in Brazil.
- VIFI11: Listed REIT that invests in other listed REITs and real estate mortgage-backed credit security bonds.
- VIUR11: perpetual capital listed REIT, focused on income generation to its quota holders through the acquisition of urban commercial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties.
- VCRI11: Listed REIT that aims to invest in MBS, while also being able to invest in listed REITs with similar investment strategies.
- VICA11: VICA is a perpetual capital fund that shall invest in a diversified credit portfolio within the Agri sector in Brazil.
- Vinci FOF Imobiliário: Fund of Funds that invests in other listed REITs, combining income with capital gain.

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VINCI partners

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